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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND
                                  SCHEDULE 13D
                           PURSUANT TO SECTION 13(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                       SHARED TECHNOLOGIES FAIRCHILD INC.
                               (SUBJECT COMPANY)

                               ----------------

                         INTERMEDIA COMMUNICATIONS INC.
                          MOONLIGHT ACQUISITION CORP.
                                   (BIDDERS)

                               ----------------

                    COMMON STOCK, PAR VALUE $.004 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                               ----------------

                                    8189050
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                               ROBERT M. MANNING
                 SENIOR VICE PRESIDENT, CHIEF FINANCIAL OFFICER
                         INTERMEDIA COMMUNICATIONS INC.
                             3625 QUEEN PALM DRIVE
                              TAMPA, FLORIDA 33619
                                 (813) 829-0011
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                               ----------------

                                    COPY TO:
                            RALPH J. SUTCLIFFE, ESQ.
                      KRONISH, LIEB, WEINER & HELLMAN LLP
                            1114 AVENUE OF AMERICAS
                         NEW YORK, NEW YORK 10036-7798
                                 (212) 479-6170

                       EXHIBIT INDEX IS LOCATED ON PAGE 9

        THIS FILING SHALL BE DEEMED TO CONSTITUTE AN ORIGINAL FILING ON
      SCHEDULE 13D ON BEHALF OF INTERMEDIA COMMUNICATIONS INC. PURSUANT TO
            SECTION 13(D) OF THE SECURITIES AND EXCHANGE ACT OF 1934

                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
            TRANSACTION VALUATION                           AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
               $60,000,000.00*                                  $12,000.00**
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

* For purposes of calculating fee only. Transaction valuation assumes the purchase of 4,000,000 shares of Common Stock of the Subject Company at $15.00 in cash per share.
** The amount of the filing fee, calculated in accordance with Regulation
   240.0-11 of the Securities Exchange Act of 1934, equals 1/50 of one percent of the value of the shares to be purchased.
[_]Check Box if any part of the fee is offset as provided by Rule O-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the provisions filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid: Not applicable.
                                     Filing Party: Intermedia Communication Inc.
  Form or Registration No.:                             Moonlight Acquisition
                                                         Corp.
                                              Date Filed: November 26, 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1

---------------------
                                                          ---------------------
CUSIP NO. 8189050                                         PAGE 2 OF 9 PAGES
---------------------                                     ---------------------

   NAME OF REPORTING PERSONS:
 1 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
   Moonlight Acquisition Corp.
   Not Assigned
--------------------------------------------------------------------------------
   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [_]
 2 (See Instructions)                                                (b) [_]
--------------------------------------------------------------------------------
   SEC USE ONLY
 3
--------------------------------------------------------------------------------
   SOURCES OF FUNDS (See Instructions)
 4 AF
--------------------------------------------------------------------------------
   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5 PURSUANT TO ITEMS 2(e) or 2(f)                                        [_]
--------------------------------------------------------------------------------
   CITIZENSHIP OR PLACE OF ORGANIZATION
 6 Delaware
--------------------------------------------------------------------------------
   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
 7 REPORTING PERSON
   12,859,039 shares of Common Stock, par value $.004 par value
--------------------------------------------------------------------------------
   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
 8 CERTAIN SHARES (See Instructions)                                     [_]
--------------------------------------------------------------------------------
   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
 9 58.7% of the outstanding Common Stock, $.004 par value
--------------------------------------------------------------------------------
   TYPE OF REPORTING PERSON (See Instructions)
10 CO

                                 SCHEDULE 14D-1

---------------------
                                                          ---------------------
CUSIP NO. 8189050                                         PAGE 3 OF 9 PAGES
---------------------                                     ---------------------

   NAME OF REPORTING PERSONS:
 1 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
   Intermedia Communications Inc.
   59-291-3586
--------------------------------------------------------------------------------
   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [_]
 2 (See Instructions)                                                (b) [_]
--------------------------------------------------------------------------------
   SEC USE ONLY
 3
--------------------------------------------------------------------------------
   SOURCES OF FUNDS (See Instructions)
 4 WC
--------------------------------------------------------------------------------
   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5 PURSUANT TO ITEMS 2(e) or 2(f)                                        [_]
--------------------------------------------------------------------------------
   CITIZENSHIP OR PLACE OF ORGANIZATION
 6 Delaware
--------------------------------------------------------------------------------
   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
 7 REPORTING PERSON
   12,859,039 shares of Common Stock, $.004 par value
--------------------------------------------------------------------------------
   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
 8 CERTAIN SHARES (See Instructions)                                     [_]
--------------------------------------------------------------------------------
   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
 9 58.7% of the outstanding Common Stock, $.004 par value
--------------------------------------------------------------------------------
   TYPE OF REPORTING PERSON (See Instructions)
10 HC, CO

                                 INTRODUCTION

  This Tender Offer Statement on Schedule 14D-1 and Schedule 13D relates to a tender offer by Moonlight Acquisition Corp., a Delaware corporation ("Purchaser"), and a wholly owned subsidiary of Intermedia Communications Inc., a Delaware corporation ("Parent"), to purchase up to 4,000,000 shares of Common Stock, par value $.004 per share (the "Shares"), of Shared Technologies Fairchild Inc., a Delaware corporation (the "Company"), at $15.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 26, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively and are incorporated herein by reference.

ITEM 1. SECURITY AND SUBJECT COMPANY.

  (a) The subject company to which this Statement on Schedule 14D-1 relates is Shared Technologies Fairchild Inc., a Delaware corporation, which has its principal executive offices at 100 Great Meadow Road, Wethersfield, Connecticut 06109.

  (b) This statement relates to a tender offer by Purchaser, a wholly owned subsidiary of Parent, to purchase up to 4,000,000 outstanding shares of Common Stock, par value $.004 per share, of the Company at $15.00 per share, net to the seller in cash. As of November 20, 1997, there were 17,187,605 Shares outstanding (25,357,259 Shares on a fully diluted basis including all Shares issuable upon the exercise of certain outstanding options and warrants and the conversion of convertible securities). The information set forth in "Introduction" and "Section 1. Terms of the Offer; Expiration" of the Offer to Purchase is incorporated herein by reference.

  (c) The information regarding the principal market for, and price of, the Shares set forth in "Section 6. Price Range of the Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

  (a)-(d), (g) The persons filing this statement are Purchaser and Parent. Purchaser, a Delaware corporation, was incorporated on November 14, 1997 for the purpose of entering into the Merger Agreement and consummating the transactions contemplated thereby. It has conducted no business other than transactions related to its formation and the transactions contemplated by that certain Agreement and Plan of Merger (the "Merger Agreement") dated as of November 20, 1997, by and among Parent, Purchaser and the Company. All the outstanding capital stock of Purchaser is owned by Parent. Parent is a publicly held Delaware corporation. Parent, directly and through its subsidiaries, is a rapidly growing integrated communications services provider, offering a full suite of local, long distance and enhanced data telecommunications services to business and government end user customers, long distance carriers, Internet service providers, resellers and wireless communications companies. The principal office of Purchaser and parent is located at 3625 Queen Palm Drive, Tampa, Florida 33619. The information set forth in "Section 9. Certain Information Concerning Purchaser and Parent" of the Offer to Purchase is incorporated herein by reference. The names, business addresses, present principal occupations or employment, material occupations, positions, offices or employments during the last five years and citizenship of the directors and executive officers of Purchaser and Parent are set forth in "Annex I-Directors and Executive Officers of Purchaser and Parent" of the Offer to Purchase, which Annex is incorporated herein by reference.

  (e)-(f) During the last five years, neither Purchaser nor Parent nor, to the best knowledge of Purchaser or Parent, any persons listed in "Annex I-Directors and Executive Officers of Purchaser and Parent" of the Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  (a) Except as set forth in the "Introduction", "Section 8. Certain Information Concerning the Company", "Section 9. Certain Information Concerning Purchaser and Parent" and "Section 11. Background of the Transaction" of the Offer to Purchase, which are incorporated herein by reference, neither Purchaser nor Parent nor, to the best knowledge of Purchaser or Parent, any of the persons listed on "Annex I- Directors And Executive Officers of Purchaser and Parent" to the Offer to Purchase, has engaged in any transaction since January 1, 1994 with the Company, any corporation affiliated with the Company, or any of the Company's executive officers, directors or affiliates that would be required to be disclosed under this Item 3(a).

  (b) Except as set forth in the "Introduction", "Section 8. Certain Information Concerning the Company", "Section 9. Certain Information Concerning Purchaser and Parent", "Section 11. Background of the Transaction" and "Section 12. Purpose of the Offer; The Merger Agreement, The Stock Purchase Agreement, The Loan Agreement and The Stock Option Agreement; Plans for the Company" of the Offer to Purchase, which are incorporated herein by reference, there have been no contacts, negotiations or transactions since January 1, 1994 between Purchaser or Parent or their subsidiaries or, to the best knowledge of the Purchaser and Parent, any of the persons listed in "Annex I-Directors and Executive Officers of the Purchaser and Parent" to the Offer to Purchase, which is incorporated herein by reference, on the one hand, and the Company or any of the Company's executive officers, directors or affiliates, on the other hand, concerning: a merger, consolidation or acquisition; a tender offer or other acquisition of securities; an election of directors; or a sale or other transfer of a material amount of assets.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

  (a) The total amount of funds required by Purchaser to purchase 4,000,000 outstanding Shares and to pay related fees and expenses in connection with the Offer and the Merger is estimated to be approximately $395 million. Purchaser expects to obtain the necessary funds directly from Parent from Parent's existing cash reserves. The information set forth in "Section 10. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

  (b)-(c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS.

  (a)-(e) The purpose of the Offer is to enable Purchaser to as promptly as practicable acquire as many Shares as possible, and transfer the consideration for such Shares to the respective stockholders without needing to obtain any Federal Communication Commission or state regulatory consents. Such consents are a condition to the consummation of the Merger. The information concerning the purpose of the Offer set forth in the "Introduction", "Section 8. Certain Information Concerning the Company" and "Section 12. Purpose of the Offer; The Merger Agreement, The Stock Purchase Agreement, The Loan Agreement and The Stock Option Agreement; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

  (f)-(g) The information set forth in "Section 7. Certain Effects of the Transaction" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a)-(b) On November 13, 1997, Parent purchased 4,500 Shares, representing approximately .03% of outstanding Shares, from the market at a price of
11.4306 per Share. On November 14, 1997, Parent purchased

130,000 Shares, representing .76% of the outstanding Shares, from the market at a price of 11.7138 per Share. On November 20, 1997, Parent purchased from Mentor Partners, L.P., a limited partnership, 1,000,000 Shares, representing approximately 5.8% of outstanding Shares, for an aggregate purchase price of $14,750,000. On November 24, 1997, Parent entered into a stock purchase agreement with RHI Holdings, Inc. ("RHI"), pursuant to which RHI agreed to sell, and Parent agreed to buy from RHI all right, title and interest in and to 250,000 shares of the 6% Cumulative Convertible Preferred Stock, par value $.01 per share (the "Convertible Preferred"), representing 100% of the outstanding shares of the Convertible Preferred, for an aggregate purchase price of $62,627,425 plus any accrued dividends from November 24, 1997 to the closing date of such purchase. The closing of such transaction occurred on November 25, 1997. A summary of Parent's and Purchaser's transactions involving the Company's equity securities as set forth in "Introduction", "Section 12. Purpose of the Offer; The Merger Agreement, The Stock Purchase Agreement, The Loan Agreement and The Stock Option Agreement; Plans for the Company" and "Annex II--Transactions by Parent and Purchaser Involving Equity Securities of the Company" of the Offer to Purchase is incorporated herein by reference.

  Concurrently with execution of the Merger Agreement, Parent entered into a Stock Option Agreement (the "Stock Option Agreement"), with certain stockholders (collectively, "Investors") who owned an aggregate of approximately 41.3% of the outstanding shares (approximately 29.7% of the Shares on a fully diluted basis). Under the Stock Option Agreement, each Investor granted Parent the option to purchase all Shares, options to acquire Shares and shares of Series D Preferred Stock, par value $.01 per share (the "Series D Preferred"), owned by such Investor at a price of $15.00 per Share, $15.00 minus the exercise price of the options for each of the options to purchase Shares and $15.00 per share of Series D Preferred, respectively. As of the date of the Stock Option Agreement, the Investors in aggregate owned 7,095,415 Shares, options to purchase an additional 413,334 Shares and 45,000 shares of the Series D Preferred.

  As a result of the transactions described above, on the date hereof, Parent owns 1,134,500 Shares and 250,000 shares of the Convertible Preferred, which are convertible into 4,186,790 Shares. Under the Stock Option Agreement, Parent has the option to acquire 7,095,415 Shares, options to acquire 413,334 Shares and 29,000 shares of the Series D Preferred, which are convertible into 29,000 Shares. If Parent exercises its right under the Stock Option Agreement (and converts the shares of Series D Preferred and exercises all of its options to purchase Shares), Parent and Purchaser will own an aggregate amount of Shares, shares of Series D Preferred and options, which if converted and exercised, would constitute 12,859,039 Shares (or 50.7% of the issued and outstanding Shares on a fully diluted basis). As determined pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Parent and Purchaser beneficially own 58.7% of the issued and outstanding Shares.

  The information set forth in "Section 9. Certain Information Concerning Purchaser and Parent" and "Section 12. Purpose of the Offer; The Merger Agreement, The Stock Purchase Agreement, The Loan Agreement and The Stock Option Agreement; Plans for the Company" of the Offer to Purchase is incorporated herein by reference. Except as set forth in said Sections 9 and 12 of the Offer to Purchase, none of the Purchaser or Parent or, to the best knowledge of Purchaser or Parent any of the persons listed in "Annex I-Directors and Executive Officers of Purchaser and Parent" to the Offer to Purchase or any associate or majority-owned subsidiary of Purchaser or Parent or any of the persons so listed, owns beneficially or has any right to acquire, directly or indirectly, any Shares; and neither Purchaser nor Parent nor, to the best knowledge of the Purchaser or Parent, any of the persons or entities referred to above nor any director executive officer or subsidiary of any of the foregoing, has effected any transaction in the Shares during the past sixty days.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  The description of all contracts, arrangements, understandings or relationships between Purchaser or Parent or, to the best knowledge of Purchaser or Parent, any of the persons listed in "Annex I- Directors and Executive Officers of Purchaser and Parent" to the Offer to Purchase and any person with respect to any securities of the Company set forth in "Introduction", "Section 1. Terms of the Offer; Expiration", "Section 9. Certain

Information Concerning Purchaser and Parent", "Section 10. Source and Amount of Funds", "Section 11. Background of the Transaction" and "Section 12. Purpose of the Offer; The Merger Agreement, The Stock Purchase Agreement, The Loan Agreement and The Stock Option Agreement; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information with respect to persons employed, retained or to be compensated by Purchaser or by any person on its behalf to make solicitations or recommendations in connection with the Offer and the terms of such employment, retention and compensation set forth in the "Introduction" and in "Section 16. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  Reference is hereby made to the financial information set forth in "Section
9. Certain Information Concerning Purchaser and Parent" of the Offer to Purchase which is incorporated herein by reference. The financial statements of Parent contained in the Offer to Purchase do not constitute an admission that such information is material to a decision by a security holder of the Company to sell, tender or hold the securities being sought in the Offer.

ITEM 10. ADDITIONAL INFORMATION.

  (a) The information with respect to present or proposed material contracts, arrangements, understandings or relationships between Purchaser or Parent, any of their subsidiaries, or, to the best knowledge of the Purchaser and Parent any of the persons listed on "Annex I-Directors and Executive Officers of Purchaser and Parent" to the Offer to Purchase, set forth in "Section 8. Certain Information Concerning the Company", "Section 9. Certain Information Concerning Purchaser and Parent", "Section 11. Background of the Transaction" and "Section 12. Purpose of the Offer; The Merger Agreement The Stock Purchase Agreement, The Loan Agreement and The Stock Option Agreement; Plans for the Company" of the Offer to Purchase are incorporated herein by reference.

  (b)-(c) The information relating to regulatory requirements and regulatory approvals that may be required and the applicability of antitrust laws set forth in "Section 15. Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

  (d) Not applicable.

  (e) None.

  (f) Additional information with respect to the Offer contained in Exhibits
(a)(1) and (a)(2) hereto is incorporated by reference herein in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

  See Exhibit Index.

                                   SIGNATURES

  After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          INTERMEDIA COMMUNICATIONS INC.


                                                   /s/ Robert M. Manning
                                          By: _________________________________
                                          Name: Robert M. Manning
                                          Title: Senior Vice President, Chief
                                                 Financial Officer & Secretary

                                          MOONLIGHT ACQUISITION CORP.


                                                   /s/ Robert M. Manning
                                          By: _________________________________
                                          Name: Robert M. Manning
                                          Title: President, Secretary and
                                                 Treasurer

Dated: November 26, 1997

                                 EXHIBIT INDEX

 EXHIBIT
   NO.                            DESCRIPTION                           PAGE NO.
 -------                          -----------                           --------
 (a)(1)  Offer to Purchase dated November 26, 1997...................
 (a)(2)  Form of Letter of Transmittal...............................
 (a)(3)  Form of Notice of Guaranteed Delivery.......................
 (a)(4)  Form of Letter from Bear, Stearns & Co. Inc. to Brokers,
         Dealers, Commercial Banks, Trust Companies and Other
         Nominees....................................................
 (a)(5)  Form of Letter to Clients from Brokers, Dealers, Commercial
         Banks, Trust Companies and Other Nominees...................
 (a)(6)  Summary Advertisement published November 26, 1997...........
 (a)(7)  Guidelines for Certification of Taxpayer Identification
         Number on Substitute Form W-9...............................
 (a)(8)  Text of Press Release issued on November 21, 1997...........
 (a)(9)  Text of Press Release issued on November 26, 1997...........
 (c)(1)  Agreement and Plan of Merger dated as of November 20, 1997 among Shared Technologies Fairchild Inc., Intermedia
         Communications Inc. and Moonlight Acquisition Corp. ........
 (c)(2)  Stock Purchase Agreement dated as of November 24, 1997 among
         Intermedia Communications Inc. and RHI Holdings, Inc. ......
 (c)(3)  Loan Agreement dated as of November 20, 1997 between
         Intermedia Communications Inc. and Shared Technologies
         Fairchild Inc. .............................................
 (c)(4)  Confidentiality Agreement, dated as of September 18, 1996, between Parent and Shared Technologies Fairchild Inc. ......
 (c)(5)  Settlement Agreement dated as of November 20, 1997 by and among Intermedia Communications Inc., Moonlight Acquisition
         Corp., Tel-Save Holdings, Inc., Shared Technologies
         Fairchild Inc. and TSHCo., Inc. ............................
 (c)(6)  Amendment dated November 20, 1997 to Agreement for Provision of Telecommunications Services dated November 13, 1997
         between Tel-Save, Inc. and Shared Technologies Fairchild
         Inc. .......................................................
 (c)(7)  Stock Option Agreement dated as of November 20, 1997 among
         Intermedia Communications Inc. and Certain Specified
         Stockholders................................................
 (d)     Not applicable
 (e)     Not applicable
 (f)     Not applicable